Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Olin Corporation:
We consent to the use of our report dated February 22, 2021, with respect to the consolidated balance sheets of Olin Corporation as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively the consolidated financial statements), and the effectiveness of internal control over financial reporting as of December 31, 2020, incorporated herein by reference.
Our report refers to a change in the accounting method for leases due to the adoption of Accounting Standards Update 2016-02 — Leases and amendments thereto as of January 1, 2019.
/s/ KPMG LLP

St. Louis, Missouri
May 3, 2021